October 10, 2023 VIA EDGAR	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549

Attn:	Mr. Christopher R. Bellacicco

Re:	SP Funds Dow Jones Global Technology ETF Registration Statement on Form N-1A File Nos. 333-274015 and 811-23893

Dear Mr. Bellacicco:

On behalf of the registrant, SP Funds Trust (the “Registrant”), we are responding to the Staff’s comments dated September 13, 2023, in regards to the Registrant’s initial registration statement on Form N-1A (the “Registration Statement”). As discussed with the Staff, in addition to responding to Staff comments, Registrant has added a second series -- SP Funds S&P World ETF in this Pre-Effective Amendment.

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure is included in Pre-Effective Amendment No. 1 to the Registration Statement filed concurrently herewith. All capitalized terms not defined herein have the meaning assigned to them in the Registration Statement; any page references herein refer to the initial Registration Statement.

PROSPECTUS

Fees and Expenses of the Fund (page 1)

1.	Please disclose that expenses are based on estimated amounts for the current fiscal year.

RESPONSE: Registrant has added the requested disclosure.

Principal Investment Strategies (page 1)

2.	The second paragraph the section states that “Constituents of the Index have been screened for non-compliant business activities...” Please disclose the entity that performs this screening, and briefly describe what such screening entails. Please explain the pre-screening and approval process used to determine if an investment complies with Shariah in greater detail. If there is a material risk that a non-compliant investment may be made, please consider adding risk disclosure about potential non-compliant investments.

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October 10, 2023

RESPONSE: S&P Dow Jones Indices (S&P), an entity that is not affiliated with the Adviser, is responsible for constructing the index based on a documented and published methodology — the S&P Shariah Indices Methodology. S&P engages a consultant, Ratings Intelligence Partners (RI), whose team is comprised of qualified Islamic researchers that screen securities in the base index for compliance with Shariah-based rules. RI applies sector-based screens to eliminate companies that operate in non-compliant sectors and accounting-based screens to eliminate companies that employ leverage in contravention of Shariah principles. The role of RI is disclosed at page 12 of the Prospectus. In addition, the Adviser employs its own auditor, Raqaba LLC, to perform an annual audit of the Fund’s compliance with Shariah principles. The role of Raqaba is disclosed at page 13 of the Prospectus. Registrant has added disclosure to the principal strategy section with respect to the screens that are used.

Registrant has added language to the “Shariah-Compliant Investing Risk” factor with respect to investments that may not be Shariah compliant. See “Shariah Compliance” and “Dividend Purification” at page 8 for a discussion of the circumstances under which an investment may generate non-Shariah compliant income.

The Fund’s Investment Strategy (page 1)

3.	The first paragraph in this section states that “Under normal circumstances, at least 80% of the Fund’s total assets will be invested in the component securities of the Index.” Please confirm that “total assets” refers to net assets plus borrowings for investment purposes.

RESPONSE: The Registrant confirms that “total assets” refers to net assets plus borrowings for investment purposes, but notes that the Funds do not intend to borrow for investment purposes.

4.	The final paragraph on this page notes that the Fund “may invest up to 20% of its total assets in Shariah-compliant securities or other Shariah-compliant investments not included in the Index...” Please disclose what these other securities and investments may include. Please include corresponding risk disclosure, as appropriate.

RESPONSE: Such investments are expected to include Shariah compliant securities that are not constituents in the base index or other securities such as ETFs or other investment companies that provide indirect exposure to the types of securities in which the Fund may invest.

5.	If the Fund plans to engage in any activities that may not comply with Shariah practices, disclose such practice in the principal investment strategy section and include appropriate risk disclosure.

RESPONSE: The Fund follows Shariah principles and does not intend to engage in any non-compliant activities. Registrant may temporarily hold securities that become non-compliant. See Response to Comment No. 2.

October 10, 2023

Principal Investment Risks (page 2)

6.	Please present the principal risks in order of importance, with the most significant risks appearing first.

RESPONSE: The Registrant has made the requested change.

7.	Please include disclosure discussing the risks regarding the Fund’s non-diversified company classification.

RESPONSE: The Registrant has revised the disclosure discussing the Fund’s non-diversification classification.

Emerging Markets Risk (page 2)

8.	Please disclose how the Fund defines what constitutes an “emerging market.” If the Fund anticipates having significant exposure to such markets, please revise the principal investment strategy accordingly.

RESPONSE: Registrant seeks to replicate the index and will hold emerging market securities to the extent of the index, and has added disclosure to this effect. Registrant has added the definition of emerging markets generally used by S&P Dow Jones indices.

Authorized Participants, Market Makers, and Liquidity Providers Concentration Risk (page 2)

9.	Please confirm whether securities underlying the Fund are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis.

RESPONSE: Registrant expects that portfolio holdings of the Funds will trade within a collateralized settlement system.

October 10, 2023

Cash Redemption Risk (page 2)

10.	Please disclose that purchases and redemptions of Creation Units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur brokerage costs and that costs could be imposed on the Fund, thus decreasing the Fund’s NAV to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

RESPONSE: The Registrant has made the requested change.

Geographic Investment Risk (page 3)

11.	The Staff notes that the Geographic Investment Risk on page six refers to investing in Saudi Arabia and The United Arab Emirates. If the Fund expects to invest a significant portion of its assets in the securities of companies in these countries or a particular region, please revise the strategy disclosure to reflect such investments.

RESPONSE: The Registrant has revised the disclosure and removed the above mentioned references.

Principal Investment Strategies (page 4)

12.	If applicable, please disclose that the Fund may, from time to time, take temporary defensive positions that are inconsistent with its principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Please also disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective).

RESPONSE: The Registrant respectfully believes such disclosure is not necessary because the Fund seeks to track its Underlying Index and does not intend to invest defensively or use a temporary defensive strategy to protect against potential market declines.

Equity Market Risk (page 5)

13.	The Staff notes that this risk as it appears in the summary prospectus is called “Equity Securities Risk.” Please revise to refer to the risks consistently.

RESPONSE: The Registrant has revised the heading to be “Equity Securities Risk.”

Foreign Securities Risk (page 6)

14.	The Staff notes that there is no separate Foreign Securities Risk disclosure in the summary prospectus. Please include such disclosure in the summary prospectus or, if appropriate, identify the Foreign Securities Risk on page six as a non-principal risk.

RESPONSE: The Registrant has revised the summary prospectus to include the Foreign Securities Risk disclosure.

October 10, 2023

Recently Organized Fund Risk; Tax Risk (page 7)

15.	The Staff notes that “Recently Organized Fund Risk” and “Tax Risk” are not included in the summary prospectus risk disclosure on pages two to three. If such risks will constitute principal risks of the Fund, please include them in that section. If such risks are non-principal, please identify them as such here.

RESPONSE: The Registrant has revised the summary prospectus to included Recently Organized Fund Risk. The Registrant does not consider Tax Risk to be a principal risk of the Fund and has identified it as a non-principal risk.

ADDITIONAL INFORMATION ABOUT THE INDEX (page 8)

16.	Please supplementally explain what role, if any, the Adviser had in the development of the Index and what role it will have in any on-going maintenance of the underlying Dow Jones indices.

RESPONSE: Both indices are based on underlying indices created and maintained by S&P Dow Jones Indices LLC (“S&P Dow Jones”). S&P Dow Jones is the index administrator and is responsible for the creation and maintenance of the indices in accordance with its published methodology. The Adviser has no role in the creation or ongoing maintenance of the indices.

The sponsor of the Funds, SP Funds LLC, is the licensee of S&P Dow Jones, the index administrator. As a licensee, SP Funds, LLC has no role in the creation, or ongoing maintenance of the Index.

Investment Adviser (page 8)

17.	Please discuss ShariaPortfolio’s experience as an investment adviser.

RESPONSE: The Registrant has added disclosure regarding ShariaPortfolio’s experience as an investment adviser, including serving as a sub-adviser to three exchange-traded funds.

Statement of Additional Information

INVESTMENT RESTRICTIONS (page B-5)

18.	The Staff notes that many of the Fund’s investment restrictions state that the Fund may not engage in a particular practice “except to the extent permitted under the 1940 Act.” Please include additional disclosure outside of the formal policies explaining what the law permits.

RESPONSE: The Registrant has made the requested additional disclosure.

Members of the Board (page B-6)

19.	The second paragraph of this section states that “The Board is composed of a majority (more than 50 percent) of Independent Trustees” but then refers to “the fact that the Independent Trustees of the Trust constitute a super majority of the Board . . . .” Please revise the disclosure to clarify whether Independent Trustees constitute a majority or a super majority of the Board.

RESPONSE: The Registrant confirms that Fund’s Board will be composed of a majority of Independent Trustees and removed references to a super majority.

October 10, 2023

INVESTMENT ADVISER (page B-8)

20.	Please disclose whether any individual or entity controls the Adviser.

RESPONSE: The Registrant has made the requested change.

TRANSFER AGENT (page B-8)

21.	In an appropriate location, please disclose the identity and principal business address of the Fund’s dividend-paying agent.

RESPONSE: The Registrant’s transfer agent will serve as dividend paying agent. Registrant has added that role to the description of the transfer agent.

Acceptance of Orders of Creation Unites (page B-15)

22.	The first sentence of this section states that:

The Trust reserves the right to reject an order for Creation Units . . . if . . . (d) acceptance of the Deposit Securities would have certain adverse tax consequences to the applicable Fund . . . (f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners . . . .”

Please delete subsections (d) and (f) or revise them in a manner such that they would not permit the Fund to effectively suspend the issuance of Creation Units.

RESPONSE: The Registrant has made the requested changes.

October 10, 2023

Part C

Item 28. Exhibits (page C-1)

23.	Please include the index license agreement to which the Fund is a party as an exhibit to the registration statement, as it is a material contract.

RESPONSE: The Registrant respectfully confirms that it does not believe the Licensing Agreement between the Fund Sponsor and Index Provider falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Registrant has not included the index license agreement as an exhibit to the Registrant's Registration Statement.

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7661.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder